AMP PRODUCTIONS, LTD.
           BAGUA 1ST RD., 9TH FLOOR, PENGJI COMMERCIAL SPACE BUILDING FUTIAN DISTRICT, SHENZHEN, 518028 PEOPLE'S REPUBLIC OF CHINA



                                 April 7, 2011



Mr. David R. Humphrey
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., CF/AD 5
Washington, D.C.  20549-3561

RE:     AMP PRODUCTIONS, LTD.
        FORM 10-K FOR THE YEAR ENDED MARCH 31, 2010
        FORM 10-Q FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2010 FILE NO. 000-51824

Dear Mr. Humphrey:

     This letter responds to comment of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the letter from the Staff to AMP Productions, Ltd. (the "Company") dated April 1, 2011 (the "Comment Letter"). The comment in the Comment Letter pertains to the Form 10-K of the Company for the year ended March 31, 2010.

     For your convenience, we have included the Staff's comment in italics before the Company's response. References in this letter to "we," "our" or "us" mean the Company or its advisors, as the context may require.

STAFF COMMENT 1.     Item 13.  Certain Relationships and Related Transactions

We note your response to prior comments 7 and 8. It does not appear that Instruction 4.a to Item 404(a) of Regulation S-K is applicable to the transactions you describe in your response. Please provide your analysis why the transactions with your sole director should not be disclosed in response to
Item 404(a) and (d). In your response, explain the nature of, total amount of, and reasons for the disbursements made on your behalf by your sole director and the provisions for reimbursement.

RESPONSE:     In future filings, the Company will conform its disclosure to the requirements of Item 404(d) of Regulation S-K. The Company will not take the position that such transactions with its sole director should not be disclosed as a result of Instruction 4.a to Item 404(a) of Regulation S-K. In particular, the Company will identify the company controlled by its director, describe the transaction by which it became indebted to its director, disclose the largest amount outstanding and amount of principal paid in the period for which disclosure is provided, and disclose the rate or amount of interest payable on the indebtedness. In this specific instance, there was no agreement evidencing this debt to file as an exhibit.

     The Company acknowledges that:

     - The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     - Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     - The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We trust that you will find the foregoing responsive to the comment of the Staff. Comments or questions regarding this letter may be directed to James Shafer of the Crone Law Group, company counsel, at (415) 955-8900.

                                        Sincerely,

                                        /s/ Thomas Mills
                                        Thomas Mills
                                        Director
CC:     James Shafer
        The Crone Law Group